February 1, 2019

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: The Registration Statement filed on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”), and Securities Act of 1933, as amended (the “1933 Act”), of Leader Funds Trust

Ladies and Gentlemen:

On behalf of Leader Funds Trust (the “Trust”), a newly registered investment company pursuant to Section 8(a) of the 1940 Act, we enclose an initial registration statement on Form N-1A registering Leader Short Duration Bond Fund, Leader Total Return Fund and Leader Floating Rate Fund (the “Successor Funds”), each a new series of the Trust. The Successor Funds are being registered in order to receive the assets of the Leader Short Duration Bond Fund, Leader Total Return Fund and Leader Floating Rate Fund, each an existing series of the Northern Lights Fund Trust (the “Predecessor Funds”). A Form N-14 Registration Statement (combined proxy statement/prospectus) will be filed by the Trust asking shareholders of the Predecessor Funds to approve their reorganization into the Successor Funds. The N-14 is expected to be filed in the next 30 days.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or john.lively@practus.com

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Very truly yours,

/s/ John H. Lively

On behalf of Practus, LLP

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com